November 24, 2015

Via EDGAR

Mr. Ethan Horowitz
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Ecopetrol S.A.

Form 20-F for the Fiscal Year ended December 31, 2014

Filed April 28, 2015

File No. 001-34175

Dear Mr. Horowitz:

Set out below are the responses of Ecopetrol S.A. (“Ecopetrol” or the “Company”), to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its letter dated November 10, 2015, to Ms. Maria Fernanda Suarez Londoño, the Company’s Chief Financial Officer (the “Comment Letter”).

The response below is keyed to the headings indicated in the Staff’s comment and is designated with the letter “R” below the comment number. The comment itself is set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “Form 20-F”).

Form 20-F for Fiscal Year Ended December 31, 2014

Financial Review, page 79

Trend Analysis and Sensitivity Analysis, page 99

1.	Your response to prior comment 1 provides an analysis of your reserve quantities as of December 31, 2014 based on prices mandated for the purpose of a sensitivity analysis required by Colombia’s National Hydrocarbons Agency. However, it is not clear from your response how this reserve information was used by management and whether this represents a pricing scenario consistent with what was deemed reasonably likely to occur by management. Please tell us how you evaluated the reserve quantities calculated based on the prices mandated by Colombia’s National Hydrocarbons Agency and how this information was considered in preparing your Form 20-F. For example, tell us whether this information was used as the basis for the statement in your filing that a portion of your proved reserves would be deemed uneconomic and would no longer be classified as proved unless crude oil prices increased during the remainder of 2015. In addition, tell us how you considered whether quantitative information reflecting the material effects of known material trends and uncertainties was reasonably available for the purpose of disclosure.

R:	Ecopetrol S.A. (“Ecopetrol” or the “Company”) thanks the Staff for their comments and the helpful telephone conference among members of the Staff and representatives of Ecopetrol and Sullivan & Cromwell on November 5, 2015. As a result of that conversation, and in response to the Staff’s comment letter dated November 10, 2015, Ecopetrol hopes this letter addresses any remaining issues in relation to the Staff’s outstanding comment on the Form 20-F.

The Company advises the Staff that the crude oil price assumptions – $54.58/bbl for 2015 and $71/bbl for later years – used to conduct the sensitivity analysis of Ecopetrol S.A.’s proved reserves (the “ANH Analysis”)[1] as of December 31, 2014, which were provided by Colombia’s National Hydrocarbons Agency (the “ANH”), correspond to the 2015 and 2016 forecast prices for WTI included in the January 13, 2015 edition of the Short Term Energy Outlook (“STEO”) published by the U.S. Energy Information Administration.[2] This edition of the STEO was the most recent one available when Ecopetrol conducted the ANH Analysis in February 2015, at the request of the ANH.

Ecopetrol ordinarily does not perform a sensitivity analysis of its proved reserves using prices other than those required by the rules of the Commission, and would not have performed such an analysis in the absence of a request from the ANH. Even though the prices used in the ANH Analysis were different from relevant benchmark prices in the most recent STEO when Ecopetrol filed the Form 20-F,[3] Ecopetrol believes the prices used in the ANH Analysis were within the range of prices expected by market participants when the Form 20-F was filed and within the range of reasonably likely prices. The results of the ANH Analysis were one factor considered by Ecopetrol’s management in preparing its disclosure on page 103 of the Form 20-F regarding the possible impact of continued low crude oil prices on proved reserves at December 31, 2015.[4] Other factors included management’s expectations regarding anticipated production levels, possible changes in reserves due to drilling activities, and trends in drilling costs, which themselves are to some extent influenced by benchmark prices for crude and the result demand for drilling support. Ecopetrol believes that management’s holistic consideration of all of these factors, in the light of the circumstances existing at the time the Form 20-F was filed, provided a reasonable basis for the disclosure included on page 103 of the Form 20-F.

[1]	The results of the analysis (the “ANH Analysis”) were provided to the Staff as Annex A to our letter dated October 19, 2015 responding to the Staff’s comment letter dated October 5, 2015.

[2]	As noted in the Form 20-F, Ecopetrol uses Brent crude prices as benchmarks in analyzing its proved reserves. The 2015 and 2016 forecast prices for Brent in the January 13, 2015 STEO were $57.58/bbl and $75.00/bbl, respectively, or $3/bbl and $4/bbl higher than the comparable WTI prices.

[3]	In the April 7, 2015 edition of the STEO, the 2015 and 2016 prices for WTI were $52.48/bbl and $70.00/bbl, respectively, and for Brent were $59.32/bbl and $75.03/bbl, respectively.

[4]	That sentence reads as follows: “Unless crude oil prices increase during the remainder of 2015 to levels well in excess of those currently expected by market participants, a portion of our proved reserves, and possibly a material portion, would be deemed uneconomic and no longer be classified as proved as of December 31, 2015.”

In considering the risk factor disclosure referred to above, given the many factors that affect calculation of an oil and gas company’s proved reserves, Ecopetrol did not believe it had quantitative information available that would permit it to reliably estimate the magnitude of any possible “debooking” at December 31, 2015. In addition, for the reasons mentioned in the Company’s response letter dated September 4, 2015, Ecopetrol did not believe that disclosure of the ANH Analysis, in light of the other information included in the Form 20-F, was required. However, the Company acknowledges the Staff’s position that quantitative information regarding the impact of the current commodity price environment (at the time the Form 20-F is filed) on quantities of proved reserves as of the end of the most recent fiscal year may be required where that impact has in fact been quantified and indicates a material impact on the quantity of proved reserves disclosed in the Form 20-F.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Maria Fernanda Suarez Londoño
Maria Fernanda Suarez Londoño
Chief Financial Officer

cc:	Maria Catalina Escobar Hoyos
Lina Maria Contreras Mora
(Ecopetrol S.A.)

Robert S. Risoleo Jared P. Roscoe Jairo C. Lamatina (Sullivan & Cromwell LLP)

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